UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 2002 PE 8-1-02

SYNGENTA AG
(Translation of Registrant's Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

Re: SYNGENTA AG
Press release "half-year results"

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone: +41 61 323 23 23
Fax: +41 61 323 24 24
www.syngenta.com

syngenta

Media Release – Communiqué aux Médias – Medienmitteilung

Half Year Results 2002

Basel, Switzerland, 7 August 2002

'Strong earnings growth and cash generation'

Financial Highlights (unaudited)

	1st Half 2002 $m	1st Half 2001 $m	Actual %	CER %
Sales	**3902**	4031	- 3	- 2
EBITDA[1]	**1099**	1059	+ 4	+ 6
Profit before Tax[1]	**751**	716	+ 5	+ 8
Net Income[1]	**448**	400	+12	
Earnings per Share[1] (diluted)	**$4.41**	$3.95	+12	
Net Income (statutory)	**328**	377		
Earnings per Share (statutory & diluted)	**$3.23**	$3.72		

Growth rates in the following narrative are at constant exchan ge rates (CER).

- **Crop Protection sales down 2 percent; Seeds sales down 1 percent**
- **EBITDA[1] margin up to 28.2 percent (2001: 26.3 percent)**
- **Synergies ahead of plan; program target increased to $625 million**
- **Earnings[1] up 12 percent**
- **Free cash flow $398 million; gearing reduced to 40 percent**

Michael Pragnell, Chief Executive Officer, said:

"These results represent a strong performance against a background of continuing tough market conditions. Sustained cost and working capital reductions have underpinned earnings growth; results have also benefited from early action to reduce exposure in Latin America. New product launches have been very successful and together with innovative marketing programs are contributing to an improving product mix."

(1) Excluding special items of $157 million (2001: $35 million) being a net charge in respect of merger and restructuring costs. Diluted EPS calculated on 101,581,456 shares.

Highlights for 1st Half 2002

Growth rates in the following narrative are at constant exchange rates (CER).

Sales during the first half of 2002 were two percent lower as agricultural markets showed no improvement and distribution channel inventories remain high in a number of major territories. In aggregate, prices were down one percent.

EBITDA improved by six percent and margins increased by two percent due to reduced cost and improved product mix through range rationalization. Larger than projected cost reductions were achieved in all functions; savings in General and Administrative were offset by project expenditure to improve future organization effectiveness and efficiency.

Earnings per share excluding special items were up 12 percent helped by lower financial expenses and a lower tax rate.

Currency: sales were reduced by one percent primarily due to Euro weakness during most of the first half; a stronger Swiss Franc combined with Euro weakness reduced EBITDA by two percent.

Latin America: Early implementation in late 2000 of risk control measures in Argentina and Brazil mitigated the worst effects of the economic crises in both countries. The early action in Argentina has established a smaller but robust business, selling only on secure terms, which is well positioned to capitalize on future recovery. The drive to reduce in-channel inventories and control receivables in Brazil has resulted in reduced sales and will continue to constrain sales in the important second half for this market particularly given current economic volatility.

Crop Protection: Active management of the product portfolio has continued to be a key focus. The launches and roll-out of the major new products ACANTO®, ACTARA®/CRUISER® and CALLISTO® have been very successful with innovative marketing programs. Sales growth of new products contributed $155 million during the first half of the year. During the same period, the phase-out program resulted in a reduction in sales of $96 million; a further four Active Ingredients (AIs) were phased-out, bringing the total of proprietary AIs to 99 with plans well advanced to achieve the portfolio target of 76. Ten AIs have already been approved in the European Union re-registration process and a program is in place for the balance.

The combination of new launches and product rationalization is leading to a higher quality portfolio and improved working capital ratios. Gross profit has increased from 51.1 percent to 52.7 percent with around one third resulting from improvements in product mix and the balance from reductions in cost of goods. This was achieved against an aggregate price decline of one percent.

Distribution channel inventories for the industry in general are high, including in the major markets of the USA, Brazil, France and Japan. Syngenta has made progress in reducing in-channel stocks and aligning sales more closely to consumption whilst responding to the need of distributors to improve efficiency.

Seeds: Sales declined by one percent; continued growth in vegetables and an encouraging performance from flowers were more than offset by a decline in field crop sales, largely in the USA. The business remains focused on raising profitability through an improved product mix, reduced product costs and continued expense containment.

Synergies: Synergies totaling $105 million were realized in the first half of the year, with delivery from merger to the end of 2002 now expected to reach $340 million.

Cash Flow and Balance Sheet: Free cash flow of $398 million (2001 first half: $278 million, including the receipt of $191 million from mandated divestments) was achieved through tight control of working capital and the impact of accelerated collection of receivables. Trade working capital as a percentage of sales improved to 51 percent (2001 first half: 54 percent) while fixed capital expenditure was contained significantly below depreciation.

At the period end, net debt was $1.8 billion (2001 first half: $2.4 billion) representing a gearing ratio of 40 percent (2001 first half: 54 percent).

Outlook

Michael Pragnell, Chief Executive Officer, said:

"We expect the sales trend in the second half to be broadly in line with the first half result. Recent currency movements are likely to constrain the full year EBITDA margin improvement to around one percent.

"We remain committed to steadily improving our performance ratios and have identified a further $100 million of cost savings; this increases the total program to $625 million, to be completed in 2005. Achievement of our 25 percent EBITDA target is likely to be delayed until we see some recovery in agricultural markets.

"As we build a strong organization for the future, my confidence in our innovative skills in marketing and technology remains high and these are reinforcing our strong competitive position."

Syngenta is a world-leading agribusiness. The company ranks first in crop protection, and third in the high-value commercial seeds market. Sales in 2001 were approximately US $6.3 billion. Syngenta employs more than 20,000 people in over 50 countries. The company is committed to sustainable agriculture through innovative Research and Technology. Syngenta is listed on the Swiss stock exchange and in London, New York and Stockholm. Further information is available at www.syngenta.com.

Media Enquiries:	O'Patrick Wilson (Switzerland)	+41 61 323 2323
	Judith Auchard (UK)	+44 (0)1483 260184
	Lori Captain (USA)	+1 (302) 424 2121
Analyst/Investor Enquiries:	Gerard Dover (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+1 (917) 322 2569
Share Registry Enquiries:	Ursandreas Meier	+41 61 323 2095

Crop Protection Sales

Except where stated, all narrative in this section refers to the half year. Product line variances take into account minor reclassifications made in 2002. Growth rates are at constant exchange rates (CER).

Product line	Half Year		Growth		2nd Quarter		Growth	
	2002 $m	2001 $m	Actual %	CER %	2002 $m	2001 $m	Actual %	CER %
Selective herbicides	1125	1224	- 8	- 7	591	659	-10	-11
Non-selective herbicides	381	412	- 4	- 4	230	245	- 4	- 5
Fungicides	871	887	- 2	- 1	473	475	- 1	- 2
Insecticides	480	507	- 3	- 2	286	295	-	- 1
Professional products	304	270	+7	+8	154	141	+ 2	-
Others	95	67	+20	+19	50	34	+32	+24
Total	3256	3367	- 3	- 2	1784	1849	- 3	- 5

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK®

In corn herbicides, CALLISTO® sales grew strongly to reach $88 million following its first full-season of marketing and more than offset a decline in DUAL®/BICEP® MAGNUM largely in the USA. In soybeans, sales of FLEX® and FUSILADE® were also lower with increased herbicide-tolerant crop plantings. In cereals, sales of the grass herbicide TOPIK® declined mainly in France and Canada. Lower sales of older brands and the phase-out of smaller products coupled with channel de-stocking significantly impacted overall sales of selective herbicides.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Continued strong growth of TOUCHDOWN® IQ® in the USA underpinned growth for the TOUCHDOWN® brand; this was partly offset by lower sales in Brazil and Argentina. GRAMOXONE® sales were lower as the benefits of new marketing programs in Australia did not fully offset delayed sales in China and channel de-stocking elsewhere in Asia and in Brazil.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

First full-season launches of the new strobilurin, ACANTO®, in Europe resulted in sales of $26 million. Sales of AMISTAR®, the largest product in the portfolio, were four percent lower; growth in North America and Japan was insufficient to offset declines in Western Europe, particularly France, due to increased competition. Sales of SCORE® continued to grow in Europe for fruit and vegetables; sales of RIDOMIL®, BRAVO® and TILT® were lower. Phase-out of older products more than offset underlying sales growth in fungicides.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® achieved sales of $48 million, with strong growth in the USA, Japan and India following launch last year. Sales of KARATE® sustained good growth driven by the launch of KARATE® ZEON® in Germany and increased sales in Asia, and more than offset a decline in the USA. VERTIMEC® sales were reduced by increased competition in the acaricides market. Phase-out of older products, notably in Asia, more than offset underlying growth in insecticides.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Seed Treatment sales sustained very strong growth with sales of CRUISER® reaching $31 million, driven by strong demand in canola in North America and new launches in Europe and Africa. Growth of MAXIM® continued in the USA. Sales of Turf and Ornamentals were slightly higher with growth largely offset by product phase-outs. Public Health sales were down mainly due to reduced tenders for ICON® in Asia.

Regional	Half Year 2002 $m	Half Year 2001 $m	Growth Actual %	Growth CER %	2nd Quarter 2002 $m	2nd Quarter 2001 $m	Growth Actual %	Growth CER %
Europe, Africa and Middle East	1218	1211	+1	+2	609	583	+4	+1
NAFTA	1378	1433	- 4	- 4	831	882	- 6	- 6
Latin America	210	235	-11	-10	114	140	-19	-18
Asia Pacific	450	488	- 8	- 5	230	244	- 5	- 7
Total	3256	3367	- 3	- 2	1784	1849	- 3	- 5

Sales in Europe, Africa and the Middle East were up due to new product introductions throughout the region, a modest market recovery in the UK, and strong performances in Germany and Eastern Europe. These factors more than offset a weak performance in France where a contracting market, increased competition in fungicides and the impact of a heavy phase-out program all adversely affected results.

In NAFTA sales were down due to a number of factors in the USA; channel de-stocking, a competitive corn market and product phase-outs more than offset the increase in sales from new products. Sales in Canada increased slightly, with a strong performance from new product introductions offsetting the effects of drought during the second quarter. Sales in Mexico continued to grow strongly following new product introductions.

With the continued risk reduction program, lower sales in Brazil (as highlighted on page two) resulted in an overall decline in sales in Latin America. Sales on secure terms in Argentina were up compared to last year.

In Asia Pacific sales were down due to product phase-outs and re-phased sales following changes in distribution arrangements particularly in Japan, Korea and China. These effects more than offset growth from new product introductions and higher sales in Australia.

Seeds Sales

Except where stated, all narrative in this section refers to the half year. Growth rates are at constant exchange rates (CER)

Product line	Half Year 2002 $m	Half Year 2001 $m	Growth Actual %	Growth CER %	2nd Quarter 2002 $m	2nd Quarter 2001 $m	Growth Actual %	Growth CER %
Field Crops	381	407	- 7	- 5	141	146	- 4	- 4
Vegetables and Flowers	265	257	+3	+4	133	131	+1	-
Total	646	664	- 3	- 1	274	277	- 1	- 2

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of NK® corn declined; intense competition in the US market primarily due to shifts in technology and lower sales in Brazil more than offset increases in Europe and Asia. Oilseed sales also declined; soybean sales were lower while sunflowers grew strongly in Eastern Europe. Sales of HILLESHÖG® sugar beet grew in a flat European market.

Sales of GM product accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Sales of S&G® vegetables continued to grow with particularly strong results from peppers, tomatoes and melons in Europe; growth was offset by reduced sales in Korea.

Sales of S&G® flowers increased in both Europe and the USA.

Regional	Half Year 2002 $m	Half Year 2001 $m	Growth Actual %	Growth CER %	2nd Quarter 2002 $m	2nd Quarter 2001 $m	Growth Actual %	Growth CER %
Europe, Africa and Middle East	316	299	+6	+8	119	106	+13	+11
NAFTA	270	292	- 8	- 8	113	123	- 9	- 9
Latin America	33	43	-23	-23	27	31	-14	-13
Asia Pacific	27	30	- 9	- 6	15	17	-10	- 9
Total	646	664	- 3	- 1	274	277	- 1	- 2

Sales in Europe, Africa and the Middle East increased due to strong performance in vegetables, flowers, corn and sunflowers.

In NAFTA declines in corn and soybean sales more than offset growth in vegetables and flowers.

The sales decline in Latin America reflects the strategy of risk reduction highlighted on page two of this report.

In Asia Pacific, increased sales of field crops, particularly in India, were more than offset by a decline in vegetable sales in South Korea and Japan.

Synergy and Cost Reduction Programs

By the end of 2002, half way through the original synergy program, cost savings of some $340 million are expected to have been delivered. This represents two thirds of the $525 million target.

Synergy delivery in the first half of 2002 was $105 million. Some $50 million has been realized in Cost of Goods; $35 million from Selling, General and Administrative; and $20 million from Research and Development. Since merger, the total number of employees has been reduced by 2,150.

A further $100 million of cost savings have been identified with $50 million targeted for delivery in both 2004 and 2005. There will be an additional cash cost of $100 million to deliver these savings.

Currency

Syngenta is subject to a material currency exposure which arises from two main factors: 29 percent of its cost base is in Swiss franc and sterling whilst some 19 percent of sales are made in emerging markets leading to an exposure to more volatile currencies.

Most Euro-denominated sales occur in the first half while costs are spread more evenly throughout the year; results are therefore affected by the timing of currency changes.

Compared with the same period in 2001, the first half of 2002 showed, on average, a combination of a slightly weaker Euro and a stronger Swiss franc, which resulted in a negative impact of one percent and two percent respectively on sales and EBITDA.

The strengthening of the European currencies observed at mid-year will adversely affect EBITDA, although hedges in place are expected to limit the second half currency impact somewhat.

Borrowings and Interest

Net debt was $1.8 billion at the end of June (2001 first half: $2.4 billion) with gearing standing at 40 percent (2001 first half: 54 percent). The gearing ratio benefited from weakness in the dollar at the end of the period.

Free cash flow of $398 million, after a $120 million intellectual property payment to Bayer, reflects balance sheet management initiatives commenced in 2001. Last year's first half free cash flow of $278 million included $191 million from mandated divestments.

Net financial expense benefited from lower interest rates and an improved financing structure.

Cash flow in the second half of 2001 and the first half of 2002 benefited from working capital initiatives commenced during that period; 2002 second half cash flow is expected to be negative. On the basis of current exchange rates the gearing ratio at the end of 2002 is expected to be around 45 percent (December 2001: 54 percent).

Taxation

Progress has been made through tax restructuring to achieve a further reduction in the gross tax rate to 40 percent (December 2001: 42 percent).

Dividends

A 2001 dividend of CHF0.80 was paid on 26 April 2002. Dividends are expected to be paid annually following shareholder approval at the AGM. The next AGM will be held on 29 April 2003.

Auditors

At the AGM on 23 April 2002, Ernst & Young were appointed as Group Auditors for 2002.

Unaudited Segmental Results[1]

Total Syngenta	1st Half 2002 $m	1st Half 2001 $m	CER %
Sales	**3902**	**4031**	**- 2**
Gross profit	2055	2064	+1
Marketing and distribution	(549)	(578)	+5
Research and development	(336)	(358)	+6
General and administrative	(323)	(310)	-4
Operating income	**847**	**818**	**+7**
EBITDA	**1099**	**1059**	**+6**
EBITDA (%)	**28.2**	**26.3**	

Crop Protection	1st Half 2002 $m	1st Half 2001 $m	CER %
Sales	**3256**	**3367**	**-2**
Gross profit	1716	1719	+1
Marketing and distribution	(433)	(463)	+6
Research and development	(206)	(229)	+10
General and administrative	(277)	(260)	-7
Operating income	**800**	**767**	**+7**
EBITDA	**1028**	**986**	**+6**
EBITDA (%)	**31.6**	**29.3**	

Seeds	1st Half 2002 $m	1st Half 2001 $m	CER %
Sales	**646**	**664**	**-1**
Gross profit	339	345	-
Marketing and distribution	(116)	(115)	-2
Research and development	(57)	(57)	-1
General and administrative	(37)	(41)	+11
Operating income	**129**	**132**	**+1**
EBITDA	**148**	**149**	**+2**
EBITDA (%)	**22.9**	**22.4**	

New Technology	1st Half 2002 $m	1st Half 2001 $m	CER %
Sales	**-**	**-**	**-**
Gross profit	-	-	-
Marketing and distribution	-	-	-
Research and development	(73)	(72)	-2
General and administrative	(9)	(9)	+14
Operating income	**(82)**	**(81)**	**-1**
EBITDA	**(77)**	**(76)**	**-2**
EBITDA (%)	**n/a**	**n/a**	

(1) Excluding special items.

Unaudited Interim Condensed Consolidated Financial Statements

The following unaudited interim condensed consolidated financial statements and notes thereto have been prepared on a statutory accounting basis in accordance with International Accounting Standards (IAS). A reconciliation to US GAAP has been prepared for US investors.

Unaudited Interim Condensed Consolidated Income Statement

	Including Special Items		Special Items		Excluding Special Items		
For the six months to 30 June	1st Half 2002 $m	1st Half 2001 $m	1st Half 2002 $m	1st Half 2001 $m	1st Half 2002 $m	1st Half 2001 $m	+ve/-ve Movement CER(1) %
Sales	**3902**	**4031**	-	-	**3902**	**4031**	**-2**
Cost of goods sold	(1847)	(1967)	-	-	(1847)	(1967)	+6
Gross profit	**2055**	**2064**	-	-	**2055**	**2064**	**+1**
Marketing and distribution	(549)	(578)	-	-	(549)	(578)	+5
Research and development	(336)	(358)	-	-	(336)	(358)	+6
General and administrative	(323)	(310)	-	-	(323)	(310)	-4
Merger and restructuring costs, net of divestment gains	(157)	(35)	(157)	(35)	-	-	n/a
Operating income	**690**	**783**	**(157)**	**(35)**	**847**	**818**	**+7**
Income from associates	(3)	-	-	-	(3)	-	n/a
Financial expense, net	(93)	(102)	-	-	(93)	(102)	+4
Income before taxes and minority interests	**594**	**681**	**(157)**	**(35)**	**751**	**716**	**+8**
Income tax expense	(264)	(298)	37	12	(301)	(310)	n/a
Income before minority interests	**330**	**383**	**(120)**	**(23)**	**450**	**406**	n/a
Minority interests	(2)	(6)	-	-	(2)	(6)	n/a
Net income	**328**	**377**	**(120)**	**(23)**	**448**	**400**	n/a
Earnings per share(2)							
- basic	**$3.23**	**$3.72**	**$(1.19)**	**$(0.23)**	**$4.42**	**$3.95**	
- diluted	**$3.23**	**$3.72**	**$(1.18)**	**$(0.23)**	**$4.41**	**$3.95**	
EBITDA(3)	**989**	**1024**	**(110)**	**(35)**	**1099**	**1059**	**+6**

(1) Growth rates are at constant exchange rates (CER).

(2) The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2002 basic EPS, 101.4 million; 2002 diluted EPS, 101.6 million; 2001 basic and diluted EPS, 101.3 million.

(3) EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measures may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

Unaudited Interim Condensed Consolidated Balance Sheet

	30 June 2002 $m	30 June 2001 $m	31 December 2001 $m
Assets			
Current assets			
Cash and cash equivalents	260	595	288
Trade accounts receivable	2589	2791	1860
Other accounts receivable	292	277	242
Other current assets	494	139	214
Inventories	1631	1584	1716
Total current assets	**5266**	**5386**	**4320**
Non-current assets			
Property, plant and equipment	2352	2474	2348
Intangible assets	2943	2831	3004
Investments in associates and joint ventures	97	110	103
Deferred tax assets	714	585	666
Other financial assets	271	259	268
Total non-current assets	**6377**	**6259**	**6389**
Total assets	**11643**	**11645**	**10709**
Liabilities and Equity			
Current liabilities			
Trade accounts payable	(1079)	(889)	(687)
Current financial debts	(1034)	(2840)	(1420)
Income tax and other taxes payable	(312)	(382)	(220)
Other current liabilities	(899)	(793)	(882)
Provisions	(239)	(249)	(231)
Total current liabilities	**(3563)**	**(5153)**	**(3440)**
Non-current liabilities			
Non-current financial debts	(1238)	(107)	(1116)
Deferred tax liabilities	(1283)	(1237)	(1159)
Provisions	(894)	(704)	(835)
Total non-current liabilities	**(3415)**	**(2048)**	**3110**
Total liabilities	**(6978)**	**(7201)**	**(6550)**
Minority interests	**(78)**	**(99)**	**(73)**
Total equity	**(4587)**	**(4345)**	**(4086)**
Total liabilities and equity	**(11643)**	**(11645)**	**(10709)**

In order to achieve consistent presentation of working capital balances across the Syngenta group and for all periods presented, reclassifications have been made to comparative 30 June 2001 figures for trade accounts receivable, other accounts receivable and trade accounts payable. These reclassifications had no effect on the comparative consolidated net assets, net current assets, free cash flow or net debt figures presented.

Unaudited Interim Condensed Consolidated Cash Flow Statement

For the six months to 30 June	2002 $m	2001 $m[(1)]
Operating Income	**690**	**783**
Adjustment for non-cash items;		
Depreciation, amortization and impairment on		
Property, plant and equipment	176	140
Intangible assets	127	105
Gain on disposal of fixed assets	(27)	(71)
Charges in respect of provisions	188	192
Cash (paid)/received in respect of;		
Interest paid (net)	(149)	(109)
Taxation	(148)	(181)
Merger and restructuring costs	(107)	(183)
Other provisions	(53)	(35)
Cash flow before working capital changes	**697**	**641**
Change in net current assets and other operating cash flows	(148)	(378)
Cash flow from operating activities	**549**	**263**
Additions to property, plant and equipment	(65)	(116)
Proceeds from disposals of property, plant and equipment	34	6
Purchase of intangibles, investments in associates and other financial assets	(138)	(21)
Proceeds from disposals of intangible and financial assets	3	3
Proceeds from divested assets	10	191
Business acquisitions and divestments (net of liquidity acquired)	-	-
Acquisition of minorities	-	(6)
Cash flow from/(used for) investing activities	**(156)**	**57**
Net change in Novartis interest-bearing debt	-	(140)
Increases in other third party interest-bearing debt	2317	1809
Repayment of third party interest-bearing debt	(2692)	(2108)
Cash flow from/(used for) financing activities	**(375)**	**(439)**
Dividends paid to group shareholders	(48)	-
Dividends paid to minorities	(3)	-
Net effect of currency translation on cash and cash equivalents	5	(42)
Net change in cash and cash equivalents	**(28)**	**(161)**
Cash and cash equivalents at the beginning of the period	**288**	**756**
Cash and cash equivalents at the end of the period	**260**	**595**

(1) Comparative 2001 data has been aligned with the new format of the Consolidated Cash Flow Statement.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

	Total equity $m
31 December 2000	**4210**
Net income	377
Unrealized holding loss on available for sale financial assets	(4)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(13)
Foreign currency translation adjustment	(225)
30 June 2001	**4345**
31 December 2001	**4086**
Net income	328
Unrealized holding loss on available for sale financial assets	(21)
Income tax (charged)/credited to equity	(4)
Dividends paid to group shareholders	(48)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	34
Foreign currency translation adjustment	212
30 June 2002	**4587**

The issued share capital consists of 112,564,584 registered shares with a nominal value of CHF10 each. The additional paid-in capital is, to the extent of 20 percent of the share capital of $667 million, not available for distribution.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

***Nature of operations**: Syngenta AG ('Syngenta') is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.*

***Basis of presentation and accounting policies**: Syngenta's unaudited interim condensed consolidated financial statements for the six months ended 30 June 2002 are prepared in accordance with the International Accounting Standards (IAS) adopted by the International Accounting Standards Board (IASB) and the Interpretations issued by the Standing Interpretations Committee of the IASB. Except for the changes described below in Note 2, our accounting policies are those set out in the 2001 Financial Report. The unaudited interim condensed consolidated financial statements have been prepared in accordance with our policies, which are applied consistently, and International Accounting Standard ('IAS') No.34 - 'Interim Financial Reporting'. These principles differ in certain significant respects from generally accepted accounting principles in the United States ('US GAAP'). Application of US GAAP would have affected shareholders' net income and equity for the six months ended 30 June 2002 and 2001 as detailed in Note 8 to the interim condensed consolidated financial statements.*

These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended 31 December 2001, as they provide an update of previously reported information.

The consolidated financial statements are presented in United States dollars ('$') as this is the major trading currency of the company.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: New Accounting Standards - IAS

With effect from 1 January 2002 Syngenta has complied with IAS 19 (Revised 2002) 'Employee Benefits'; SIC-28 'Business Combinations – Date of Exchange and Fair Value of Equity Instruments'; SIC-30 'Reporting Currency – Translation from Measurement Currency to Presentation Currency'; SIC-32 'Intangible Assets – Web Site Costs'; and SIC-33 'Consolidation and Equity Method – Potential Voting Rights and Allocations of Ownership Interests'. These new standards and interpretations did not have a material impact on the interim condensed consolidated financial statements of Syngenta.

The effect of new US GAAP accounting standards is described in Note 9 below.

Note 3: Changes in the Scope of Consolidation

There were no significant acquisitions or divestments during the first six months of 2002 and 2001.

Note 4a: Unaudited First Half Product Line and Regional Sales

Syngenta	1st Half 2002 $m	1st Half 2001 $m	Actual(1) %	CER(1) %
Crop Protection	3256	3367	- 3	- 2
Seeds	646	664	- 3	- 1
Total	3902	4031	- 3	- 2

Crop Protection				
Product line				
Selective herbicides	1125	1224	- 8	- 7
Non-selective herbicides	381	412	- 4	- 4
Fungicides	871	887	- 2	- 1
Insecticides	480	507	- 3	- 2
Professional products	304	270	+ 7	+ 8
Others	95	67	+ 20	+ 19
Total	3256	3367	- 3	- 2
Regional				
Europe, Africa and Middle East	1218	1211	+ 1	+ 2
NAFTA	1378	1433	- 4	- 4
Latin America	210	235	- 11	- 10
Asia Pacific	450	488	- 8	- 5
Total	3256	3367	- 3	- 2

Seeds				
Product line				
Field Crops	381	407	- 7	- 5
Vegetables and Flowers	265	257	+ 3	+ 4
Total	646	664	- 3	- 1
Regional				
Europe, Africa and Middle East	316	299	+ 6	+ 8
NAFTA	270	292	- 8	- 8
Latin America	33	43	- 23	- 23
Asia Pacific	27	30	- 9	- 6
Total	646	664	- 3	- 1

(1) Product line variances take into account minor reclassifications made in 2002.

Note 4b: Unaudited Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter 2002 $m	2nd Quarter 2001 $m	Actual[(1)] %	CER[(1)] %
Crop Protection	1784	1849	- 3	- 5
Seeds	274	277	- 1	- 2
Total	2058	2126	- 3	- 4

Crop Protection

Product line				
Selective herbicides	591	659	- 10	- 11
Non-selective herbicides	230	245	- 4	- 5
Fungicides	473	475	- 1	- 2
Insecticides	286	295	-	- 1
Professional products	154	141	+ 2	-
Others	50	34	+ 32	+ 24
Total	1784	1849	- 3	- 5
Regional				
Europe, Africa and Middle East	609	583	+ 4	+ 1
NAFTA	831	882	- 6	- 6
Latin America	114	140	- 19	- 18
Asia Pacific	230	244	- 5	- 7
Total	1784	1849	- 3	- 5

Seeds

Product line				
Field Crops	141	146	- 4	- 4
Vegetables and Flowers	133	131	+ 1	-
Total	274	277	- 1	- 2
Regional				
Europe, Africa and Middle East	119	106	+ 13	+ 11
NAFTA	113	123	- 9	- 9
Latin America	27	31	- 14	- 13
Asia Pacific	15	17	- 10	- 9
Total	274	277	- 1	- 2

(1) Product line variances take into account minor reclassifications made in 2002.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R & D facilities in Switzerland, the UK and the USA, business performance is impacted by movements in currencies. The principal currencies and their exchange rates against the dollar, for the half year 2002 and 2001, used to prepare the financial statements contained in this interim report were as follows:

	Average 1st Half 2002	Average 1st Half 2001	Period end 1st Half 2002	Period end 1st Half 2001
Swiss Franc. CHF	1.66	1.70	1.48	1.79
Pound sterling. GBP	0.70	0.69	0.65	0.71
Yen. JPY	130.47	119.15	118.92	124.29
Euro. EUR	1.13	1.11	1.01	1.18

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 6: Impact of Special Items, net

	1st Half 2002		1st Half 2001	
	$m	$m	$m	$m
Income Statement charge				
Merger and integration costs		(10)		(70)
Restructuring costs				
Asset write-offs	(47)		(10)	
Cash costs	(102)		(26)	
Total		(149)		(36)
Gains from mandated product disposals		2		71
Total special items, net		**(157)**		**(35)**

During the first half of 2002 the post-tax impact of special items reduced basic earnings per share (EPS) by $1.19 to $3.23, and diluted EPS by $1.18 to $3.23. In 2001 basic and diluted EPS were reduced by $0.23 to $3.72.

Note 7a: Net Debt Reconciliation

The following table provides a reconciliation of movements in net debt during the period:

	2002 $m	2001 $m
Opening balance at 1 January	**2219**	**2429**
Acquisitions and disposals	-	-
Other non-cash items	(22)	280
Foreign exchange effect on debt	(12)	(79)
Sale of Treasury Stock	-	-
Dividends paid to group shareholders	48	-
Dividends paid to minorities	3	-
Free cash flow	(398)	(278)
Closing balance as at 30 June	**1838**	**2352**
Constituents of closing balance;		
Cash and cash equivalents	(260)	(595)
Current financial debts	1034	2840
Non-current financial debts	.1238	107
Financing-related derivatives	(174)	-
Closing balance at 30 June	**1838**	**2352**

Note 7b: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities, but prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share buyback and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and Syngenta's free cash flow measure may not be comparable to similarly titled measures of other companies.

	2002 $m	2001 $m
Cash flow from operating activities	549	263
Cash flow used for investing activities	(156)	57
Free cash flow, pre-foreign exchange effect	**393**	**320**
Foreign exchange effect on cash and cash equivalents	5	(42)
Free cash flow	**398**	**278**

The free cash flow for the comparative period has been revised in accordance with the treatment in the 2001 full year audited Consolidated Financial Statements.

Note 8: Reconciliation to US GAAP from the Interim Condensed Consolidated Financial Statements

Syngenta's interim condensed consolidated financial statements have been prepared in accordance with IAS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

Net income (for six months ended 30 June)	2002 $m	2001 $m
Net income under IAS	**328**	**377**
US GAAP adjustments:		
Purchase accounting:		
Zeneca agrochemicals	25	23
Other acquisitions	(47)	(45)
Pension provisions (including post-retirement benefits)	(4)	-
Stock based compensation	-	-
Deferred taxes on unrealized profit in inventory	(25)	(12)
Capitalized costs, less disposals and depreciation	-	7
Deferred tax effect on US GAAP adjustments	7	7
Net income under US GAAP (note 9)	**284**	**357**
Weighted average number of ordinary shares in issue - basic	101.4	101.3
Weighted average number of ordinary shares in issue - diluted	101.6	101.3
Earnings per Share under US GAAP (basic and diluted) (note 9)	**$2.80**	**$3.52**

Equity (as at 30 June)	2002 $m	2001 $m
Equity under IAS	**4587**	**4345**
US GAAP adjustments:		
Purchase accounting:		
Zeneca agrochemicals	(485)	(222)
Other acquisitions	1051	1194
Pension provisions (including post-retirement benefits)	(6)	(5)
Stock based compensation	-	-
Deferred taxes on unrealized profit in inventory	(52)	(49)
Capitalized costs, less disposals and depreciation	29	27
Deferred tax effect on US GAAP adjustments	(243)	(356)
Equity under US GAAP	**4881**	**4934**

For the six months ended 30 June 2002, net income under IAS was $328 million, compared to net income of $284 million under US GAAP. The main reasons for the difference were in the application and incidence of purchase accounting under IAS and US GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business, and on other acquisitions. These differences also reflect compliance for US GAAP purposes with effect from 1 January 2002 with the cessation of goodwill amortization under SFAS 142, 'Goodwill and Intangible Assets'. The implementation status of goodwill impairment testing under SFAS 142 is described in Note 9 below.

Differences arise between the IAS and US GAAP treatments of the purchase accounting for Zeneca agrochemicals business such as different levels of amortization associated with the different treatment of intangibles.

The net difference in pre-tax income arising between the IAS and US GAAP treatments for other acquisitions was $47 million. This difference mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IAS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.

For a further description of the difference between IAS and US GAAP, see Note 33 of Syngenta's consolidated financial statements of 2001 included in Form 20-F as filed with the US Securities and Exchange Commission on 10 April 2002.

Note 9: New accounting standards – US GAAP

Syngenta has complied with SFAS 141 'Business Combinations' in relation to all business combinations initiated after 1 July 2001, and has complied with SFAS 142 'Goodwill and Intangible Assets' with effect from 1 January 2002.

As a consequence of the adoption of SFAS 142 from 1 January 2002, goodwill amortization under US GAAP ceased from that date. Whereas SFAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method, under IAS, goodwill is still required to be amortized.

As a result of the first step of a transitional impairment test under SFAS 142, Syngenta has identified certain reporting units in the Crop Protection and Seeds segments whose goodwill may be impaired. The total US GAAP carrying amount of goodwill allocated to these reporting units at 1 January 1 2002 is approximately $150 million. The second step of the transitional test, which will determine the actual impairment amount, if any, will be completed by the end of 2002. Any potential impairment charge arising will be treated as the cumulative effect of an accounting change. The amortization charge for goodwill under IAS was $27 million for the first six months of 2002. Any impairment charge would have no effect on Syngenta's liquidity or cash flow.

Under IAS, the carrying amount of goodwill, the criteria for allocating goodwill to reporting units, and the process and method of measuring impairment are all different from their US GAAP equivalents. Because of these differences, any impairment charge recognized for US GAAP will not necessarily be recognized for IAS, and any impairment charge recognized for IAS will not necessarily be recognized for US GAAP. Also, in the event that impairment charges are recognized under both GAAPs with respect to the same assets, the amounts of those charges may be different.

SFAS 142 does not require prior periods to be restated. The following table sets forth on a post-tax pro forma basis what Syngenta's consolidated US GAAP net income and earnings per share would have been if the provisions of SFAS 142 had been applied in the first six months of 2001. This pro forma information does not include the results of the transitional impairment test discussed above.

Six months ended 30 June	**2002 $m**	**2001 $m**
Reported net income under US GAAP (Note 8)	284	357
Goodwill amortization expense charged to reported net income	-	15
Adjusted pro forma net income under US GAAP	284	372
Reported earnings per share under US GAAP (basic and diluted) (Note 8)	2.80	3.52
Goodwill amortization expense	-	0.15
Adjusted pro forma earnings per share under US GAAP (basic and diluted)	2.80	3.67

Syngenta has complied with SFAS 144 'Impairment or disposal of long-lived assets' with effect from 1 January 2002. Adoption of SFAS 144 has not had a material effect on the interim consolidated financial statements.

Addresses for Correspondence

Swiss Depositary	UK Registrar for non-CREST account holders	Depositary for ADRs	Swedish Securities Register Center
SEGA Aktienregister AG P.O.Box CH-4601 Olten	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	The Bank of New York Shareholder Relations PO Box 11258 Church Street Station New York, NY 10286	VPC AB Box 7822 S-103 97 Stockholm Sweden
Tel: +41 (0)62 205 3695	Tel: +44 (0)1903 502541	Tel: +1 (212) 815 6917	Tel: +46 (0)8 402 9000

Registered Office

Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as 'expect', 'would', 'will', 'potential', 'plans', 'prospects', 'estimated', 'aiming', 'on track' and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SYNGENTA AG

By: ______________________
Name: Christoph Mäder
Title: General Counsel

By: ______________________
Name: Damian Heller
Title: Company Secretary

Date: August 9, 2002